EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

July 29, 2008

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Fixed Income Trust, File Nos. 333-152021 and 811-08415 (the “Registrant)

Dear Ms. Cole:

On behalf of the Registrant, I am sending a response to both your and Sheila Stout’s oral comments delivered on July 17, 2008, to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on June 30, 2008, accession no. 0000907244-08-000392, relating to the acquisition of the assets of Evergreen Select High Yield Bond Fund (“Select High Yield Bond Fund”), a series of Evergreen Select Fixed Income Trust, by Evergreen High Income Fund (“High Income Fund”), a series of the Registrant (the “Merger”).

Comments to Prospectus/Proxy Statement included in the Registration Statement:

Comment #1:              You noted that in the Annual Fund Operating Expenses table for High Income Fund under “Total Fund Operating Expenses” in the Prospectus / Proxy Statement, the amount listed for Class A is 1.07% whereas the amount listed for expenses excluding waivers and reductions in High Income Fund’s Annual Report dated April 30, 2008 (filed on July 3, 2008, accession no. 0001133228-08-000445) is 1.12%. You asked us to explain why these numbers are not consistent.

In addition, you asked that we confirm that the correct total operating expenses ratio was used to calculate the Example of Fund Expenses in the Prospectus / Proxy Statement.

Response:                  The amount of 1.07% listed in the Prospectus / Proxy Statement is a restated total expense ratio that reflects current fees and expenses as of April 30, 2008, as stated in the footnote.  The Rule 12b-1 fee for Class A shares of High Income Fund decreased from 0.30% to 0.25%, effective

U.S. Securities and Exchange Commission
Division of Investment Management

April 1, 2008. The Prospectus / Proxy Statement reflects this Rule 12b-1 fee reduction, in accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A.  The amount of 1.12% listed in High Income Fund's Annual Report was determined based on actual expenses for the fiscal year ended April 30, 2008, in accordance with Instruction (2)(c)(i) to Item 22(d)(1) of Form N-1A.

                                                Since 1.07% reflects the Fund’s gross expenses for the periods in the Example of Fund Expenses, this amount is reflected in the Example of Fund Expenses.

Comment #2:              You asked that we consider removing the word “additional” in Footnote 4 to High Income Fund’s Pro Forma Annual Fund Operating Expenses table.

Response:                  We have revised Footnote 4 as suggested, so that it reads “The Fund’s investment advisor has contractually agreed to waive the management fee and/or reimburse expenses for the period from September 19, 2008 (completion of the Merger) through December 31, 2008 in order to limit Total Annual Fund Operating Expenses to 0.99% for Class A shares and 0.74% for Class I shares.”

Comment #3:              You asked that we confirm that the exchange ratio reported for Class I shares included in the introductory paragraph to the Pro Forma Capitalization table is correct.

Response:                  We have confirmed the exchange ratio for Class I shares is correct as stated. The number is based upon calculations which are arrived at by dividing the net asset value per share of Select High Yield Bond Fund by the net asset value per share of High Income Fund.

Comments to Pro Forma Financial Statement:

Comment #4:              On the Schedule of Investments, you noted that a number of securities included for High Income Fund are valued lower than the principal amount shown. You asked whether those differences in valuation were the   result of defaults or fair values being used, and asked that we include appropriate explanatory footnotes. You also inquired generally as to valuation and liquidity in respect of the Funds’ investments and whether any holdings are in default as to principal or interest.

U.S. Securities and Exchange Commission
Division of Investment Management

Response:                  The Schedule of Investments reflects the value of these securities determined in accordance with High Income Fund’s valuation policies.  Several of these securities do not have readily available market values and are priced at fair values.  We have indicated this in footnotes as required.  None of the securities are currently in default as to principal or interest.  The Funds’ financial statements provide required disclosures as of their dates regarding fair valuation and liquidity of the Funds’ investments.

Comment #5:              For the Schedule of Investments, you asked that column headings be included as appropriate, throughout the Schedule, and that the columns be aligned properly.

Response:                  The requested changes have been made.

Comment #6:              In the Statement of Assets and Liabilities, you asked that we explain the item under “Liabilities” entitled “Due to Custodian Bank.”

Response:                  The “Due to Custodian Bank” item consists of overdrawn cash due to  redemptions of fund shares and a balance due to failed trades.

Comment #7:              In the Statement of Operations, you asked that we confirm that Footnote (a) next to the amount for “Expenses – Advisory Fee” under “Adjustments” has been applied properly and is visible in the filed document.

Response:                  We have confirmed that Footnote (a) has been applied and is visible in the amended registration statement.

You had indicated that all correspondences are now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Division of Investment Management

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Registration Statement for the Registrant.  Revisions made to the Prospectus Proxy Statement and Pro Forma Financial Statements will be marked in the distribution sent to you via email.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Sheila Stout

               U.S. Securities and Exchange Commission

Timothy Diggins, Esq.

              Ropes & Gray LLP